

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2018

Stephen A. Nolan
Chief Executive Officer
Hudson Global, Inc.
1325 Avenue of the Americas
New York, NY 10019

     Re: Hudson Global, Inc.
          Preliminary Proxy Statement on Schedule 14A
          Filed January 25, 2018
          File No. 000-50129

Dear Mr. Nolan:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                        Division of Corporation Finance
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